Filed by NSTAR Pursuant to Rule 425

Under the Securities Act of 1933

Subject Company: NSTAR

Commission File No.: 001-14768

Wednesday, June 22, 2011

In This Edition

Progress continues with the NU/NSTAR merger, and both companies remain excited and optimistic about the merger closing in the second half of this year.

You’ll read more in this Merger Update newsletter about the upcoming MDPU hearings and the latest with Town Meetings.

Filings and Approvals Progress

MDPU Hearings Set To Start in July

The Massachusetts Department of Public Utilities (MDPU) will begin evidentiary hearings on July 6, which are designed to address all aspects of the merger, including the new net benefits standard of review adopted by the MDPU in April.

Post-close officers Jim Judge and David McHale will serve as joint witnesses in the proceeding. Their role will be to provide the MDPU with key information it has requested, giving context to the scope of the NU/NSTAR merger proposal and its many benefits for employees, shareholders, the environment, and the communities and customers we serve.

Jim and David’s testimony will reflect information contained in the companies’ pre-filed testimony, as well as responses to over 1,000 data requests, which were submitted to the companies by the staff of the MDPU, the Massachusetts Attorney General and various intervenors.

Continued on next page

Merger Town Meetings Moved to Late Summer

As announced in the last edition of Merger Update, employees will have the opportunity to attend face-to-face briefings on merger-related happenings in the coming months. Originally slated to begin in early summer, these “Arriving at Day One” Town Meetings will be rescheduled for late summer. This change ensures employees will receive the latest information after the MDPU hearings, as well as get to know the post-close officers. Dates, times and locations will be published in NU’s and NSTAR’s employee publications, so keep an eye out for details.

Filings and Approvals cont.

The MDPU has scheduled nine days of hearings, which will likely finish in late July. After the hearings, all participants will have a window of time to file legal briefs for the MDPU to consider. We anticipate the MDPU will issue a final decision in the weeks following submission of all briefs, at which time the merger process will move forward pending receipt of remaining regulatory approvals. We remain confident that we will receive all required approvals and complete the merger later this year.

About Jim and David

Jim Judge is Senior Vice President and Chief Financial Officer at NSTAR and has been with the company for 34 years. He has extensive experience in the company’s financial planning activities, has represented NSTAR as an expert financial witness in various proceedings and has led several rate settlement negotiations.

As Executive Vice President and Chief Financial Officer, David McHale has represented NU as an expert financial witness in various regulatory dockets before the MDPU, as well as the Connecticut Department of Public Utility Control, the New Hampshire Public Utility Commission and the New Hampshire Business Finance Authority. David has been with NU for 30 years.

Keeping You Current with Merger Update

This newsletter and future editions are designed to keep you posted on merger-related activities. We will publish regularly over the next several months as milestones are achieved and progress is made. Hearing from you will help us answer your questions. NU employees can forward questions to emcom@nu.com and NSTAR employees can forward questions to merger.questions@nstar.com.

Information Concerning Forward-Looking Statements

In addition to historical information, this communication may contain a number of “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Words such as anticipate, expect, project, intend, plan, believe, and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. Forward-looking statements relating to the proposed merger include, but are not limited to: statements about the benefits of the proposed merger involving NSTAR and Northeast Utilities, including future financial and operating results; NSTAR’s and Northeast Utilities’ plans, objectives, expectations and intentions; the expected timing of completion of the transaction; and other statements relating to the merger that are not historical facts. Forward-looking statements involve estimates, expectations and projections and, as a result, are subject to risks and uncertainties. There can be no assurance that actual results will not materially differ from expectations. Important factors could cause actual results to differ materially from those indicated by such forward-looking statements. With respect to the proposed merger, these factors include, but are not limited to: the risk that NSTAR or Northeast Utilities may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could reduce the anticipated benefits from the merger or cause the parties to abandon the merger; the risk that a condition to closing of the merger may not be satisfied; the length of time necessary to consummate the proposed merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on merger-related issues; the effect of future regulatory or legislative actions on the companies; and the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect. These risks, as well as other risks associated with the merger, are more fully discussed in the joint proxy statement/prospectus that is included in the definitive proxy statement that was filed by NSTAR with the SEC on January 5, 2011 and the Registration Statement on Form S-4 (Registration No. 333-170754) that was filed by Northeast Utilities with the SEC in connection with the merger. Additional risks and uncertainties are identified and discussed in NSTAR’s and Northeast Utilities’ reports filed with the SEC and available at the SEC’s website at www.sec.gov. Forward-looking statements included in this document speak only as of the date of this document. Neither NSTAR nor Northeast Utilities undertakes any obligation to update its forward-looking statements to reflect events or circumstances after the date of this document.

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger between Northeast Utilities and NSTAR, Northeast Utilities filed with the SEC a Registration Statement on Form S-4 (Registration No. 333-170754) that includes a joint proxy statement of Northeast Utilities and NSTAR that also constitutes a prospectus of Northeast Utilities. Northeast Utilities and NSTAR first mailed the definitive joint proxy statement/prospectus to their respective shareholders, on or about January 5, 2011. Northeast Utilities and NSTAR urge investors and shareholders to read the joint proxy statement/prospectus regarding the proposed merger, as well as other documents filed with the SEC, because they contain important information. You may obtain copies of all documents filed with the SEC regarding this proposed transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from Northeast Utilities’ website (www.nu.com) under the tab “Investors” and then under the heading “Financial/SEC Reports.” You may also obtain these documents, free of charge, from NSTAR’s website (www.nstar.com) under the tab “Investor Relations.”